                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 19)

                             CHRYSLER CORPORATION
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  171196 10 8
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

         STEPHEN FRAIDIN, P.C.                     STEPHEN D. SILBERT, ESQ.
FRIED, FRANK, HARRIS, SHRIVER & JACOBSON  CHRISTENSEN, WHITE, MILLER, FINK & JACOBS
           ONE NEW YORK PLAZA               2121 AVENUE OF THE STARS, 18th FLOOR
        NEW YORK, NEW YORK 10004                LOS ANGELES, CALIFORNIA 90067
            (212) 859-8140                             (310) 553-3000
- ------------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              SEPTEMBER 1, 1995
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   This Amendment No. 19 amends and supplements the Statement on Schedule 13D (as previously amended, including pursuant to the Schedule 14D-1 and amendments thereto previously filed by Tracinda Corporation, a Nevada corporation wholly owned by Kirk Kerkorian, the "Schedule 13D"), relating to the common stock, par value $1.00 per share (the "Shares"), of Chrysler Corporation, a Delaware corporation (the "Company"), previously filed by Mr. Kerkorian, Tracinda Corporation, Lee Iacocca and Alfred Boyer (the "Filing Persons"). Terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.


   1. Item 2 of the Schedule 13D is hereby amended to add the following information:

                                    *  *  *

           (a-f) On September 1, 1995, Mr. Jerome B. York was named Vice Chairman of Tracinda Corporation. Information with respect to Tracinda Corporation's other executive officers has previously been disclosed in the Schedule 13D.

           Mr. York's business address is 4835 Koval Lane, Las Vegas, Nevada 89109. Mr. York's present principal occupation is Vice Chairman of Tracinda Corporation. Mr. York is a U.S. citizen.

          During the last five years, Mr. York has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  2. Item 4 of the Schedule 13D is hereby amended to add the following information:
                                    *  *  *
           (d) Tracinda Corporation may seek the election of Mr. York as a Director of the Company.


  3. Item 6 of the Schedule 13D is hereby amended to add the following information:
                                    *  *  *
           Tracinda Corporation has entered into a Value Sharing Agreement with Mr. York, a copy of which is filed as Exhibit 1 hereto, and which is incorporated by reference.

  4. Item 7 of the Schedule 13D is hereby amended to add the following information:
                                    *  *  *
           1.  Value Sharing Agreement, dated
               September 1, 1995, between
               Tracinda Corporation and Mr. York

  5. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    TRACINDA CORPORATION


                                    By:  /S/  Anthony L. Mandekic
                                         ------------------------
                                    Name:  Anthony L. Mandekic
                                    Title:  Secretary/Treasurer


Date:  September 5, 1995



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